3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

September 19, 2019

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Tara Harkins, Lynn Dicker, Thomas Jones and Geoff Kruczek

Re:	TELA Bio, Inc.
Draft Registration Statement on Form S-1
Filed August 16, 2019
CIK No. 0001561921

Ladies and Gentlemen:

We are submitting this letter on behalf of our client TELA Bio, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 12, 2019 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on August 16, 2019. In response to the comments set forth in the Comment Letter the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on August 16, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended DRS. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted August 16, 2019

Prospectus Summary, page 1

1.                                      Please tell us whether you commissioned any of the third-party data included in your registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the third-party data included in the Draft Registration Statement was commissioned by the Company.

2.                                      Please revise your disclosure on pages 1-9 to avoid repetition of the detail that you include later in your prospectus. For example, we note that much of the disclosure in the tables and footnote on page 6 appear on page 104 in your prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised the prospectus summary disclosure in the Amended DRS on pages 2, 3 and 4 to avoid repetition. The Company respectfully acknowledges the Staff's comment with respect to the tables and footnote on pages 6 and 104 of the Amended DRS but believes that such disclosure is beneficial to investors in its current form in both instances.

3.                                      In each instance where you mention how your products received clearance from the FDA, please revise to clarify which entity actually obtained and holds those clearances.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 1, 15, 23, 32, 33, 71, 88, 99, 101 and 112 of the Amended DRS to clarify that Aroa Biosurgery Ltd. (“Aroa”) is the entity which obtained and currently holds such clearances.

Implications of Being an Emerging Growth Company, page 8

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no such written communications made in reliance on Section 5(d) of the Securities Act have occurred. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

We are highly dependent upon Aroa, page 22

5.                                      Please clarify the significance of Aroa holding the FDA clearances under which you commercialize your products, including any material risks that presents your business, including under its license to you. In this regard, if you hold an exclusive license from Aroa to develop your product, it is unclear why Aroa holds FDA clearances related to your product and why you then only market those products. Please revise to explain.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not foresee any material risks beyond those already included in the risk factor on pages 22 and 23 of the Amended DRS as a result of Aroa holding the FDA clearances under which the Company commercializes its products. The Company has revised the disclosure on pages 22 and 23 of the Amended DRS to clarify that as is common in the industry, as the holder of the underlying intellectual property Aroa also holds the FDA clearances under the Aroa License.

Our fourth amended and restated certificate of incorporation, page 56

6.                                      We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that under the Company’s governing documents and as set forth in the Amended DRS the Court of Chancery of the State of Delaware has exclusive forum except where the Court of Chancery does not have jurisdiction. The Company has revised the disclosure on page 56 of the Amended DRS to clarify that the federal courts will have exclusive jurisdiction for claims made under the Securities Act and the Exchange Act and that the federal courts in the state of Delaware will have jurisdiction over other claims to the extent that the Delaware Court of Chancery does not have jurisdiction.

Use of Proceeds, page 60

7.                                      Please revise to quantify the amount of proceeds to be allocated to each purpose cited in the third paragraph on page 60. Also revise to clarify whether the amounts you intend to devote to each purpose will be sufficient to accomplish the purposes that you intend to achieve.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 of the Amended DRS. The Company is not in a position to populate the dollar amounts on such pages, given that it has not yet undertaken roadshow meetings and confirms that it will specify the allocation of the anticipated use of proceeds in a subsequent amendment to the Amended DRS.

Dilution, page 65

8.                                      Please disclose how the amounts and percentages in the table on Page 66 would change assuming the exercise of all outstanding options and warrants mentioned on page 67.

The Company respectfully acknowledges the Staff’s response and has revised the disclosure on page 67 of the Amended DRS to disclose how the amounts and percentages would change assuming the exercise of all such outstanding options and warrants.

Management’s Discussion and Analysis, page 71

9.                                      We note the disclosure regarding clinical results relating to the “first 32 patients who reached one year follow-up.” Please revise to clarify whether there were patients who reached one year follow-up after the first 32 that did not achieve the same or similar clinical results to the first 32. Also disclose whether there were any recurrences in the subsequent follow-up periods.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company does not yet have validated data for any subsequent patients who reached one year follow-up after the initial 32 patients or for any subsequent follow-up periods. The Company anticipates validating data for additional patients when 50 patients have reached the one year follow up, and will disclose the results for those patients following validation.

Cost of Revenue, page 75

10.                               Please disclose why anticipated demand “has been slower to materialize than anticipated.” Also disclose whether that trend has continued and its impact on your business.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Amended DRS to disclose why anticipated demand has been slower to materialize than anticipated, whether this trend has continued and its impact on the Company’s business.

Contractual Obligations and Commitments, page 81

11.                               Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in footnote (3) on page 81.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Amended DRS to disclose the dollar amount of the contracts excluded from the table based on the criteria mentioned in footnote (3) on page 82.

Estimating the Fair Value of Common Stock, page 84

12.                               We note that the weighted average exercise price of options during 2019 is significantly less than the $1.16 per share price of Series B redeemable convertible preferred stock issued during 2019. Please describe to us the reasons for the differences between the estimated fair value of your common stock and the Series B redeemable convertible preferred stock. Describe also the material positive and negative events occurring during 2019 which contributed to the variances in the estimated fair value of your common stock underlying your option issuances. Progressively bridge to the current estimated IPO price the fair value per share determination used for each option grant since January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that differences between the estimated fair value of the Company’s common stock and the Series B redeemable convertible preferred stock reflects the additional rights and preferences of the Series B redeemable convertible preferred stock, including (i) the right to receive cumulative dividends at a rate of 8% of the original issue price, (ii) in the event of the liquidation, sale or merger, the right to receive an amount equal to the original purchase price per share plus all dividends whether declared or not, and the right to participate in distributions of remaining available assets, (iii) favorable conversion rights, (iv) favorable redemption rights and (v) voting rights to elect two of the seven directors of the board of directors and the ability to approve certain significant corporate events. The Series B redeemable convertible preferred stock’s liquidation preference can potentially provide holders of the Series B redeemable convertible preferred stock with a return on invested capital in the event of a liquidation of the Company and shares of Series B redeemable convertible preferred stock accrue cumulative, non-compounding dividends at an annual rate of 8.0% of $1.16.

The variance in estimated fair value between the Company’s options granted on January 15, 2019 and February 4, 2019 (collectively, the “Spring 2019 Grants”) and the options granted on May 14, 2019, May 20, 2019, May 31, 2019 and August 13, 2019 (collectively, the “Summer 2019 Grants”) reflect a difference in methodology utilized by the

Company’s independent valuation firm, in determining the fair value of the Company’s common stock as of the date of each option grant.  The Company’s board of directors based its determination of the fair value of the Company’s common stock on each grant date on the factors described on pages 85 and 86 of the Amended DRS, including, in the case of the Spring 2019 Grants, the valuation report of the Company as of December 31, 2018 dated April 18, 2019 (the “December Valuation Report”) and, in the case of the Summer 2019 Grants, the valuation report of the Company as of June 30, 2019 dated August 13, 2019 (the “June Valuation Report”).

The December Valuation Report applied an option-pricing method to estimate the fair value of each class of the Company’s stock, which takes into account the characteristics of each class of the Company’s stock, including the liquidation preference of the Company’s preferred stock, in estimating the fair value of each class of stock based upon its claim on the Company’s value. In contrast, the June Valuation Report applied a hybrid analysis method that  utilized both the option pricing method and probability-weighted expected return method that reflected a 50% probability that the Company would complete an initial public offering (“IPO”), a 20% probability of a sale of the Company and a 30% probability that the Company would continue as a going concern as a private company. An IPO outcome can potentially provide greater return for the holders of the Company’s common stock than a sale or liquidation due to the elimination of the liquidation preferences of the preferred stock as a result of the conversion of preferred stock to common stock in connection with an IPO. By weighing the potential of an IPO outcome at 50% in the June Valuation Report, the estimated fair value of shares of common stock in the June Valuation Report reflected this potential for greater return and accordingly, was higher than the estimated fair value of the Company’s common stock as set forth in the December Valuation Report. At the time of the grant of options on August 13, 2019, the Company’s board of directors carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since June 30, 2019, or in the assumptions upon which the valuation was based that affected the fair value of the Company’s common stock on such date.

The increases in the estimated fair value per share of the Company’s common stock in 2019 can be attributable to several factors, including (i) revenue growth, (ii) commercial launch of its new product Restella, (iii) launch of new sizes and extensions of OviTex, (iv) positive post-market clinical data related to OviTex and (v) continued market penetration.

As of the date hereof, the Company and the underwriters have not determined the IPO pricing range. The Company confirms that once an estimated IPO price range is available, it will provide the Staff an explanation to progressively bridge the fair value per share determination used for each option grant since January 1, 2019 to the estimated IPO price range.

Other Clinical Studies Using our OviTex Products, page 108

13.                               Please tell us about any relationships you had with the studies, including whether you commissioned the studies or otherwise participated in them.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all such studies were initiated by the investigator and none of these studies were commissioned by the Company. Upon the investigator’s request, any applicable abstracts or manuscripts were reviewed by the Company’s Chief Medical Officer prior to submission. The Company further advises the Staff that it has revised the disclosure on pages 98, 109 and 110 of the Amended DRS to indicate that the studies were independent.

14.                               With a view toward balanced disclosure as to what your products have shown in studies referenced in this and other sections of your disclosure, tell us whether the studies have revealed any material disadvantages.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its products have not exhibited any material disadvantages in such studies.

Executive Officers, page 127

15.                               It appears Mr. Koblish is currently employed by or otherwise provides services for other entities. If so, clarify the amount of time he devotes to your affairs. Please also clarify Ms. Brennan’s business experience from April 2018 until January 2019.

The Company respectfully acknowledges the Staff’s comment and has revised and clarified the disclosure on page 128 of the Amended DRS to clarify the amount of time Mr. Koblish devotes to the Company’s business as well as to update Ms. Brennan’s business history.

Narrative Disclosure to Summary Compensation Table, page 134

16.                               Please revise to clarify the reasons for the 12% merit increase to Dr. Greenhalgh’s salary. Also revise to clarify how “corporate and/or individual performance goals” referenced on page 135 and how the achievement of these goals relates to the amount of annual bonuses paid.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 135 and 136 of the Amended DRS to clarify the reasons for the 12% merit increase to Dr. Greenhalgh’s salary and how the achievement of certain goals relates to the amount of annual bonuses paid.

Principal Stockholders, page 147

17.                               Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 148.

The Company respectfully acknowledges the Staff’s comment and has revised the footnotes to the table on pages 149 and 150 of the Amended DRS to include the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by each entity named in the table.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:                                Via E-mail

                                                Antony Koblish, Chief Executive Officer, TELA Bio, Inc.

                                                Nora Brennan, Chief Financial Officer, TELA Bio, Inc.

                                                Jennifer Porter, Pepper Hamilton LLP

                                                Marc D. Jaffe, Latham & Watkins LLP

                                                Nathan Ajiashvili, Latham & Watkins LLP